Mary T. Hoeltzel Vice President and Chief Accounting Officer
Routing: TL14A 1601 Chestnut Street Philadelphia, PA 19192 Telephone: 215-761-1170 Facsimile: 215-761-5613 mary.hoeltzel@cigna.com

April 24, 2014

Via EDGAR
Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:          Cigna Corporation
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 27, 2014
Definitive Proxy Statement on Schedule 14A
Filed March 14, 2014
File No. 001-08323

Dear Mr. Rosenberg:

On behalf of Cigna Corporation and in response to your letter to Thomas A. McCarthy dated April 17, 2014, please be advised that we expect to provide a response to the Staff on or before Thursday, May 15, 2014.

If you would like to discuss this matter further, please do not hesitate to contact me at 215-761-1170 or by email to mary.hoeltzel@cigna.com.

Very truly yours,

/s/ Mary T. Hoeltzel

Mary T. Hoeltzel

cc:	Sasha Parikh, Staff Accountant
Mark Brunhofer, Review Accountant